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                                  NEW ENGLAND TELEPHONE & TELEGRAPH COMPANY                                Exhibit (12)
                              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           (Dollars in  Millions)

                                                                              Year
                                                        1993       1992       1991       1990       1989

Earnings

    Earnings Before Interest Expense
      and Cumulative Effect of
      Change in Accounting Principle. . . . . .         281.3      676.3      507.7      624.8      563.9

    Federal Income Taxes. . . . . . . . . . . .         (41.0)     194.4      105.0      146.8      142.0*

    State Income Taxes. . . . . . . . . . . . .           1.9       46.5       30.9       41.2       43.2*

    Estimated Interest Portion of Rental Expense         22.8       24.8       26.7       21.7       18.9

    Total Earnings  . . . . . . . . . . . . . .         265.0      942.0      670.3      834.5      768.0


Fixed Charges

    Total Interest Expense. . . . . . . . . . .         175.0      189.7      191.2      195.4      194.4

    Estimated Interest Portion of Rental Expense         22.8       24.8       26.7       21.7       18.9

    Total Fixed Charges . . . . . . . . . . . .         197.8      214.5      217.9      217.1      213.3


Ratio of Earnings to Fixed Charges. . . . . . .          1.34       4.39       3.08       3.84       3.60


*  Includes income tax effects of nonoperating items recorded in Other income (expense) - net.
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